

June 3, 2014

Via E-mail
Roger M. Slotkin
President and Chief Executive Officer
Hydrophi Technologies Group, Inc.
3404 Oakcliff Road
Suite C6
Doraville, GA 30340

> **Re: Hydrophi Technologies Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-195686**

Dear Mr. Slotkin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that 15,600,000 shares being registered are issuable upon conversion of the Additional Convertible Note, which, itself, is yet to be issued. Please tell us why you believe it is appropriate to register these shares for resale if the Additional Convertible Note has not yet been issued. In this regard, we note your indication in the Form 8-K filed April 29, 2014 that 31 Group LLC is "irrevocably bound to purchase" the Additional Convertible Note "subject only to conditions outside of the Investor's control or that the Investor cannot cause not to be satisfied, none of which are related to the market price of the Common Stock." Please elaborate upon this statement by clarifying in your response to us why you believe that 31 Group LLC is "irrevocably bound." For guidance, refer to Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

2. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

3. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise your registration statement to state that the selling security holder will offer their securities at a fixed price for the duration of the offering and identify the selling security holder as an underwriter, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections.

Prospectus Cover Page

4. Please revise to state that your common stock is quoted on the Pink Sheets, as opposed to the Over the Counter Bulletin Board or tell us why you believe your reference to the OTC-BB is appropriate.

Selling Security Holder, page 17

5. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by 31 Group, LLC. For guidance, please see Question 140.02 and Interpretive Response 240.04 of our Regulation S-K compliance & Disclosure Interpretations, available on our website at www.sec.gov.

6. We note your reference to Aegis Capital Corp. in footnote (2). We also note that the Form 8-K you filed on April 29, 2014 indicates that affiliates of Aegis Capital Corp. "participated in the funding of the purchase of the securities under the Purchase Agreement." Considering you indicate that such investors are affiliates of a registered broker-dealer, please disclose, if true, that such investors and 31 Group, LLC purchased the securities to be resold in the ordinary course of business and at the time of the purchase, such investors and 31 Group, LLC had no agreements or understandings directly or indirectly, with any person to distribute the securities. Alternatively, please disclose that 31 Group, LLC is an underwriter. We may have additional comments upon review of your response.

Dollar Value of Underlying Securities and Potential Profits on Conversion, page 18

7. We note that you utilize an April 24, 2014 per share market price in the first table, however, your disclosure elsewhere in the prospectus, such as on pages 4 and 25,

indicates that the convertible notes were issued on April 25, 2014. Please revise or advise.

8. Your reference to "premium to market price" in the last line of both tables is unclear considering the respective conversion and exercise prices are at a discount to market prices. Please revise.

Net Proceeds from Private Placement of Convertible Notes, page 19

9. We note that you do not take into account the original issue discount that was applied to the notes. Please revise or advise. This comment also applies to the disclosure under "Comparison of Issuer Proceeds to Potential Selling Security Holder Profit."

Additional Information, page 51

10. We note guidance informing the public of how to read and access copies of filed material through the SEC public reference room as required by Item 12(b)(2)(ii) of Form S-1. However, we do not see disclosure identifying the filed material as required by Item 12(b)(2)(i) of Form S-1. Please revise this section to identify the reports and other information that you file with the SEC.

Exhibit 5.1. Legal Opinion of Golenbock Eiseman Assor Bell & Peskoe LLP

11. With regard to the Note Conversion Shares and Warrant Shares, we note that counsel has assumed these shares "will be issued in accordance with the Charter, the Bylaws, the applicable Conversion Note and the applicable Warrant and applicable Florida law, and will not conflict with or constitute a breach of the terms of any agreement or instrument to which the company is subject." Counsel must opine that common stock, when sold, will be legally (or validly) issued, fully paid, and non-assessable. We have held the term "legally issued" to mean, among other things, "the securities have been or will be issued in compliance with the requirements of that [jurisdiction's] law, the registrant's certificate or articles of incorporation and bylaws, and the resolutions approving the issuance of those securities." For guidance, refer to Staff Legal Bulleting No. 19 available on our website at www.sec.gov. Please instruct counsel to revise the opinion by removing the assumptions and verifying that the shares will be legally issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Andrew D. Hudders